Exhibit 3.3

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

RENOVIS, INC.

Corey S. Goodman hereby certifies that:

ONE: He is the duly elected and acting President and Chief Executive Officer of Renovis, Inc. (the “Corporation”). The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was January 5, 2000, under the name Renovis Neuroscience, Inc.

TWO: This Certificate of Amendment will become effective at 3:00 p.m. Eastern Standard Time (the “Effective Time”) on the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

THREE: Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is amended to add the following three paragraphs to the beginning thereof:

“At the Effective Time, a 1-for-4.5 reverse stock split for each share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically, without any action on the part of the holders thereof, occur.

Following the Effective Time, each holder of Old Common Stock shall be entitled to receive upon surrender of such holder’s certificate(s) representing Old Common Stock (whether one or more, “Old Certificates”) for cancellation pursuant to procedures adopted by the Corporation, a certificate(s) (whether one or more, “New Certificates”) representing the number of whole shares of Common Stock as provided above (“New Common Stock”) into which and for which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are combined under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates and, where applicable, cash in lieu of fractional shares, as provided below.

No fractional shares of Common Stock of the Corporation shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. A holder of Old Certificates at the Effective Time who would otherwise be entitled to a fraction of a share of New Common Stock (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the per share price as determined by the Board of Directors of the Corporation.”

FOUR: Article IV(A) of the Corporation’s Amended and Restated Certificate of Incorporation is amended in its entirety to read as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is eighty-four million four hundred thirty-seven thousand nine hundred thirteen (89,437,913) shares, twenty million one hundred fifty-five thousand five hundred fifty-five (20,155,555) shares of which shall be Common Stock (the “Common Stock”) and sixty-nine million two hundred eighty-two thousand three hundred fifty-eight (69,282,358) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of one tenth of one cent ($.001) per share and the Common Stock shall have a par value of one tenth of one cent ($.001) per share.”

FIVE: The amendment to the Corporation’s Amended and Restated Certificate of Incorporation set forth above was duly adopted by the Board of Directors of the Corporation and approved by the stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

SIX: All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, Renovis, Inc. has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer in South San Francisco, California, this 3rd day of February, 2004.

RENOVIS, INC.

By:	/s/ COREY S. GOODMAN

Corey S. Goodman President and Chief Executive Officer